September 24, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Scott Anderegg, Staff Attorney

Re:	Pattern Energy Group Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-190538)

Ladies and Gentlemen:

As representatives of the underwriters of the Company’s proposed public offering of Class A shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness of 12:00 p.m., Washington, D.C. time, on Thursday, September 26, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 9, 2013, through the date hereof:

Preliminary Prospectus dated September 9, 2013:

10,850 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours, BMO NESBITT BURNS INC.

By:	/s/ James A. Tower
Authorized Signatory

RBC DOMINION SECURITIES INC.

By:	/s/ Robert Nicholson
Authorized Signatory

MORGAN STANLEY & CO. LLC

By:	/s/ Edward S. Manheimer
Authorized Signatory